SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)


                                 CryoLife, Inc.
                                 --------------
                                (Name of Issuer)



                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title and Class of Securities)


                                   228 903 100
                                   -----------
                                 (CUSIP Number)

CUSIP NO. 228 903 100                                                Page 2 of 5


(l)  Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

                               Steven G. Anderson
                                 SS# ###-##-####
--------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group

         (a)_____.

         (b)_____.
--------------------------------------------------------------------------------
 (3)  SEC Use Only

--------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
Number  of               (5)  Sole   Voting   Power    - 1,066,212(1)
Shares   Beneficially    _______________________________________________________
Owned by Each            (6)  Shared  Voting  Power    -   105,333(2)
Reporting  Person  With  _______________________________________________________
                         (7)  Sole Dispositive Power   - 1,066,212(1)
                         _______________________________________________________
                         (8)  Shared Dispositive Power -   105,333(2)
--------------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         1,171,545 shares(1)(2)
--------------------------------------------------------------------------------
(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares __.
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9
                                                            9.5 percent(1)(2)
--------------------------------------------------------------------------------
(12) Type of Reporting Person
                                       IN
--------------------------------------------------------------------------------

(1) Includes 32,100 shares of Common Stock which are issuable upon the exercise of stock options which are exercisable within 60 days of the date of this report.

(2)      Includes  105,333  shares owned by Mr.  Anderson's  spouse.

CUSIP NO. 228 903 100                                                Page 3 of 5



Item l(a).     Name of Issuer:

               CryoLife, Inc.

Item l(b).     Address of Issuer's Principal Executive Offices:

               1655 Roberts Boulevard
               Kennesaw, Georgia  30144

Item 2(a).     Name of Person Filing:

               See item (l) of the cover pages

Item 2(b).     Address of Principal Business Office:

               1655 Roberts Boulevard
               Kennesaw, Georgia  30144

Item 2(c).     Citizenship:

               See item (4) of cover pages

Item 2(d).     Title of Class of Securities:

               Common Stock, $0.01 Par Value

Item 2(e).     CUSIP Number:

               228 903 100

Item 3.        Nature of Person Filing:

               Not applicable

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                    See item (9) of cover pages

               (b)  Percent of Class:

                    See item (11) of cover pages

CUSIP NO. 228 903 100                                                Page 4 of 5


               (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                       See item (5) of cover pages

                  (ii) shared power to vote or to direct the vote:

                       See item (6) of cover pages

                 (iii) sole power to dispose or to direct the disposition of:

                       See item (7) of cover pages

                  (iv) shared power to dispose or to direct the disposition of:

                       See item (8) of cover pages

Item 5.   Ownership of Five Percent or Less of Class:

               [      ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               Not applicable

Item 8.   Identification and Classification of Members of the Group:

               Not applicable

Item 9.   Notice of Dissolution of Group:

               Not applicable

Item 10.  Certification:

               Not applicable

CUSIP NO. 228 903 100                                                Page 5 of 5



Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Steven G. Anderson                           February  7, 2000
--------------------------------------------     --------------------
Steven G. Anderson                               Date